International General Insurance Holdings Ltd.

74 Abdel Hamid Sharaf Street, P.O. Box 941428

Amman 11194, Jordan

September 24, 2024

VIA EDGAR

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Michael Volley and Amit Pande

Re:	International General Insurance Holdings Ltd. Form 20-F for Fiscal Year Ended December 31, 2023 File No. 001-39255

Dear Mr. Volley and Mr. Pande:

On behalf of International General Insurance Holdings Ltd. (the “Company”), we are responding to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 17, 2024 (the “Comment Letter”), regarding the Company’s Form 20-F for fiscal year ended December 31, 2023 which was filed with the Commission on April 8, 2024 (the “20-F”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For reference purposes, the Staff’s comments are reproduced in bold below, followed by the Company’s response to the comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Form 20-F for Fiscal Year Ended December 31, 2023

Non-GAAP Financial Measures, page 97

1.	It appears that certain of your adjustments included in the non-GAAP reconciliation on page 98 are presented net of tax. If so and if material, please revise future filings to present the adjustments on a gross basis and present the tax impact in a separate line item with a clear explanation of how the amount was measured. Please refer to question 102.11 of the C&DIs on Non-GAAP Financial Measures for guidance.

Company response: The reconciliation between net income and core operating income for the year has been reported on a net-of-tax basis. Tax adjustments were applied to certain line items arising from the company’s subsidiaries that operate in taxable jurisdictions. The tax impact was calculated by applying the prevailing corporate tax rate of each subsidiary to the gross value of the relevant reconciling items as recognized separately by the subsidiaries on a standalone basis. The related tax impact for the year is immaterial on an individual and aggregate basis for the year ended December 31, 2023.

The Company acknowledges the staff’s comment and confirms that, in future filings, it will separately disclose the tax impact adjustment to the GAAP based amount reported on the face of the financial statements when deriving the non-GAAP tax adjusted amount in the reconciliation, and provide an explanation of how the tax amount was calculated when such amount is material.

B. Liquidity and Capital Resources, page 98

2.	If significant to an understanding of your liquidity, please revise future filings to clarify the amount of cash, cash equivalents and short-term investments held by foreign subsidiaries. Please describe if you must distribute this cash to the U.S. to pay dividends or to buy back your shares and discuss any other material plans to distribute cash to the U.S. Also quantify the amount that you consider to be permanently reinvested and may not be available for distribution to the U.S. Lastly, please address the potential tax implications of repatriation or any other material risks. Please provide us your proposed revised disclosure.

Company response: In future filings, we will include substantially the following disclosure in “Liquidity and Capital Resources” (adjusted with data for the applicable year):

“As of December 31, 2023, our cash and cash equivalents totaled $177.0 million with short-term investments amounting to $42.2 million, providing an available short-term liquidity of $219.2 million. Our entire balance of cash and cash equivalents, as well as our short-term investments, were held by subsidiaries outside the U.S., primarily in Bermuda, the United Kingdom, Malta and Malaysia. These funds are mainly utilized to support the on-going liquidity needs of these subsidiaries outside the United States and, to some extent, to fund the Company’s share repurchase program in the U.S. and dividend distributions in and outside the U.S. by the Bermuda parent company. Since the SEC registrant, which is the parent holding company, is incorporated in Bermuda, and all of its subsidiaries are organized and based outside the U.S., the Company has no need or plans to repatriate cash to the United States. The Company is indefinitely reinvesting its funds held in foreign jurisdictions outside of the U.S. While the Company has no subsidiaries in the United States and no plans to repatriate funds to the U.S., if any of its funds are ever in the future repatriated to the U.S., or used for U.S. operations, certain amounts could be subject to tax. Due to the uncertainty regarding the timing and circumstances of repatriation of any such earnings, if any, it is not practicable at this time to quantify the amount of tax that would be payable in connection with such repatriation.”

Note 2. Summary of Significant Accounting Policies - (k) Deferred policy acquisition costs, page F-13

3.	We note your disclosure that you do not capitalize salaries, benefits and other internal underwriting costs. Please clarify for us if you capitalize the internal costs described in ASC 944-30-25-1A and, if so, please revise your disclosure in future filings to clarify the internal costs you capitalize. If not, please tell us how you considered whether your policy is consistent with the guidance.

Company response: As disclosed in Note 2, Summary of Significant Accounting Policies – (k) Deferred policy acquisition costs, the Company does not capitalize the internal costs described in ASC 944-30-25-1A, including salaries, benefits, and other internal underwriting costs.

When the Company first adopted US GAAP effective January 1, 2023, it considered the guidance set forth in ASC 944-30-25-1A, particularly item (d), which provides that: “If the application of the guidance in this paragraph results in the capitalization of acquisition costs that had not previously been capitalized by the insurance entity before fiscal years beginning after December 15, 2011, the insurance entity may elect to not capitalize those types of costs. This election shall be made before fiscal years beginning after December 15, 2011.

In accordance with this provision, the Company conducted a review of its historical accounting practices and determined that it had not previously capitalized the acquisition costs in question (such as salaries, benefits, and internal underwriting costs) prior to fiscal years beginning after December 15, 2011. Consequently, the Company made a one-time accounting policy election, as permitted by the guidance, to continue its existing practice of not capitalizing those types of internal costs.

Based on this, the Company believes that its current accounting policy is consistent with the guidance outlined in ASC 944-30-25-1A.

Note 14. Taxation, page F-40

4.	Please tell us and revise future filings here or in MD&A to discuss the tax structures and strategies that have resulted in a large portion of your taxable income being allocated to Bermuda with a 0% tax rate while most of your premiums are related to insured risks outside of Bermuda as disclosed on page F-52.

Company response: In response to the staff’s comment, we will revise future filings to provide further disclosures regarding the Company’s tax structure and strategies, particularly with respect to the allocation of taxable income to jurisdictions like Bermuda with lower or zero tax rates, in contrast to the location of insured risks.

We plan to make substantially the following disclosure in the MD&A in our future filings of Form 20-F:

The Company and its Bermuda subsidiary, International General Insurance Co Ltd. (IGI Bermuda), are not currently subject to any income or capital gains tax in Bermuda.

IGI Bermuda is the Company’s primary underwriting subsidiary and is a Class 3B licensed insurance and reinsurance company regulated by the Bermuda Monetary Authority. As such, a substantial portion of the Company’s gross and net premiums are currently written and earned by IGI Bermuda in Bermuda, where corporate income tax is not currently applicable. IGI Bermuda’s pre-tax income primarily consists of premiums written and earned, net claims and claim expenses incurred, operating expenses incurred, and net realized and unrealized gains(losses) on investments. Given this, a large portion of the Company’s pre-tax income is derived from IGI Bermuda.

The Company also has operations in other jurisdictions where it is subject to income taxes imposed by the respective authorities and is summarized as follows:

●	IGI UK and North Star Underwriting Limited are subject to corporate taxation in accordance with the United Kingdom (UK) Tax Law. The UK corporation tax rate is currently 25%.

●	International General Insurance Company (Europe) SE (IGI Europe) is subject to the normal standard rate in Malta of 35%.

●	According to the Labuan Business Activity Tax Law, Labuan registered entities are subject to 3% tax on the audited net income.

●	IGI Casablanca — Representative Office has no income sources. According to the Casablanca Finance City Tax Code, regional offices are taxed at a rate of 10%. The taxable base is 5% of the operating cost.

●	IGI Underwriting is a tax-exempt company in Jordan and its main business activity is to act as an underwriting agent in respect of insurance and reinsurance business written outside Jordan.

●	IGI Nordic is subject to the standard rate in Norway of 25%.

●	International General Insurance Holdings Limited and International General Insurance Company (Dubai) Ltd. are not subject to income tax according to the tax law in UAE.

The Company’s effective income tax rate, calculated as income tax expense divided by net income before taxes, may fluctuate from period to period based on the geographic distribution of pre-tax income across jurisdictions with different tax rates.

We thank the Staff for its review of the foregoing and the Company’s Form 20-F. If you have further questions or comments, please feel free to contact me at 011 9626 566 2082 Ext. 403 or pervez.rizvi@iginsure.com or our counsel, Michael Levitt, at 212-277 4004 or michael.levitt@freshfields.com

Sincerely,

/s/ Pervez Rizvi
Pervez Rizvi

cc:	Walid Jabsheh

Rawan Alsulaiman

International General Insurance Holdings Ltd.

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